

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

February 8, 2017

Michael J. Hennigan
President and Chief Executive Officer
Sunoco Logistics Partners L.P.
3807 West Chester Pike
Newtown Square, PA 19073

> **Re: Sunoco Logistics Partners L.P.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed January 27, 2017**
> **File No. 333-215183**

Dear Mr. Hennigan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 17, 2017 letter

Executive Compensation, page 43

1.   Describe the material terms of the employment agreements with the individuals who will serve as the named executive officers of the combined company and file the agreements as exhibits. For guidance, please refer to Item 601(b)(10)(iii)(A) and Instruction 1 to Item 601(b)(10) of Regulation S-K.

The Merger, page 64

Background of the Merger, page 66

2.   We note the disclosure you added in response to our previous comment 7. Based on the board books Barclays submitted to us, it appears other strategic alternatives were considered by ETE, including an IDR modification / simplification transaction. Please expand your disclosure regarding these strategic alternatives, and briefly explain why such alternatives were not pursued.

3.   We note that on page 73 you disclose that the ETP Conflicts Committee discussed with its advisors a list of merger agreement issues that Latham had provided to Potter Anderson, including the SXL Conflicts Committee's agreement to forego its request that the proposed transaction be conditioned on the approval of a majority of the SXL unitholders. Please expand your disclosure to explain the reasons that the SXL Conflicts Committee agreed to forego this request.

Opinion of the Financial Advisor to the ETP Conflicts Committee, page 82

4.   Please disclose all of the analyses that Barclays presented to the Conflicts Committee of the ETP Board in connection with the rendering of its opinion, and include summaries of all the material analyses. In that regard, we note that there appears to be no discussion in the joint proxy/prospectus of the analyses contained on pages 7, 19 and 20 of the fairness opinion presentation materials Barclays provided to us.

5.   We note that there appear to be discrepancies between the ETP and SXL projections contained in the discussion materials provided to the Conflicts Committee and the ETP and SXL projections provided to the Conflicts Committee as part of Barclay's fairness opinion presentation. Further, we note that there appear to be discrepancies between the ETP and SXL projections included on page 5 of the fairness opinion presentation materials Barclays provided to us and the ETP and SXL projections included on pages 97-101 of the joint proxy/prospectus. Please explain these discrepancies to us.

6.   We note Barclays provided the Special Committee of the ETP Board an exchange ratio analysis based on the daily historical closing unit prices of ETP common units and SXL common units over a 2-year period, but provided the Conflicts Committee of the ETP Board an exchange ratio analysis based on a 6-month historical period. Please explain Barclay's rationale for basing the exchange ratio analysis it used in connection with the rending of its opinion on a 6-month historical period.

Unaudited Financial Projections of ETP, page 94

Unaudited Financial Projections of SXL, page 99

7.   We note your revised disclosure in response to our previous comment 15. Please remove the limitation in your disclaimers on pages 96 and 101 that unitholders cannot place "any" reliance on the unaudited financial projections.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Lande A. Spottswood, Esq.
        Vinson & Elkins LLP